Sarah M. Patterson

Managing Director

General Counsel for Individual Markets and Assistant Secretary

Legal Department

Direct Dial: (860) 325-1538

June 26, 2024

Ms. Emily Rowland

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, NE

Washington, DC 20549-8629

Re:	Forethought Life Insurance Company
Registration Statement on Form S-1 (File No. 333-276707) for the ForeStructured Growth II and the ForeStructured Growth II Advisory Contracts, Individual Single Premium Deferred Index-Linked Annuity Contracts

Dear Ms. Rowland:

On January 26, 2024, Forethought Life Insurance Company (the “Company,” “we,” “us,” “our”) filed the above-referenced registration statement (the “Registration Statement”) for the ForeStructured Growth II and the ForeStructured Growth II Advisory Contracts (the “Contracts”), a new product offering by the Company. On May 9, 2024, the Company filed correspondence responding to staff comments received on March 22, 2024. On May 24, 2024, via telephone, you provided additional staff comments on the Registration Statement. Below please find the staff’s additional comments in bold followed by the Company’s responses thereto. The Company has separately provided you with a draft revised prospectus reflecting the Company’s responses to the staff’s additional comments, as applicable, as well as other changes to be reflected in the next pre-effective amendment filing. The Company intends to request acceleration of effectiveness in August 2024.

COMMENTS

GENERAL

1.	In reference to the Company’s response to Comment 2(e) in the correspondence filed on May 9, 2024, the staff’s position is that broker-dealer imposed restrictions on the availability of investment options are variations that should be disclosed in the statutory prospectus. Please confirm that the Company will include such variations (for example, in an appendix) in the statutory prospectus beginning with the first post-effective amendment.

Response: The Company confirms that, beginning with the first post-effective amendment, the Company will include an appendix to the prospectus that lists the

Indexed Strategies that are not available by broker-dealer in accordance with the staff’s comment or any subsequent Commission or staff guidance that otherwise applies to the Company.

2.	In reference to the Company’s response to Comment 26 in the correspondence filed on May 9, 2024, the staff notes that, to the extent that advisory fee deductions are not taken through the systematic withdrawal program, such withdrawals are subject to Withdrawal Charges and MVAs (as well as Strategy Interim Values), as they would be deducted first from the Fixed and Indexed Strategies before the PCA. As such, please include more disclosure encouraging investors subject to advisory fees to sign-up for the systematic withdrawal program and cautioning them against taking advisory fees outside of that program. In this regard, the staff has the following three suggestions:

(i)	Throughout the prospectus, where there is disclosure regarding the Contract not being appropriate in certain circumstances, add disclosure indicating that the Contract is not appropriate for investors who plan to take advisory fee withdrawals other than through the systematic withdrawal program;

(ii)	In the Risk Factor section, under “Withdrawals to Pay Advisory Fee Risk,” prominently state that the Contract is not appropriate for investors who expect to take advisory fee withdrawals during a Strategy Term, or otherwise clarify that such withdrawals may result in loss; and

(iii)	In the section titled “Systematic Withdrawals to Pay Advisory Fees,” add disclosure that the Contract is not appropriate for investors who plan to take advisory fee withdrawals outside of the systematic withdrawal program.

Response: The prospectus has been revised accordingly.

COVER PAGE

3.	With respect to the sentence disclosing that the Aggregate Floor Percentage will change from one consecutive Strategy Term to the next, please move that sentence to the second bullet on the first page which describes the maximum potential loss at the end of a Strategy Term.

Response: The prospectus has been revised accordingly.

4.	In the paragraph immediately following the above-referenced second bullet, please add proportional reductions due to withdrawals to the list of events that may cause an investor to incur losses. Consider adding this disclosure after the parenthetical defining Strategy Interim Values.

Response: The prospectus has been revised accordingly.

5.	With respect to the paragraph that discloses the minimum upside rates, and elsewhere in the prospectus as appropriate, please add disclosure indicating that after considering the upside rates that are offered in the future, if the investor decides to surrender the Contract rather than invest in a strategy, there may be negative consequences such as negative Strategy Interim Value adjustments, negative Market Value Adjustments, surrender charges, and taxes and tax penalties.

Response: The prospectus has been revised accordingly.

6.	With respect to the paragraph labeled “Performance Lock Feature,” please rephrase the statement “Strategy Interim Value that reflects negative investment performance” to avoid any implication that Strategy Interim Value provides for a pass through of Index performance. Understanding that the prospectus generally does not use the term “adjustment” in reference to Strategy Interim Values, consider using such terminology here and elsewhere in the prospectus for clarity.

Response: The prospectus has been revised accordingly.

7.	In the second paragraph labeled “Withdrawals,” and elsewhere in the prospectus as appropriate, when referencing that the Company “will apply the Strategy Interim Value,” the staff believes that this disclosure should be more cautionary in nature. In that regard, consider adding the phrase “which could result in significant loss.”

Response: The prospectus has been revised accordingly.

8.	With respect to the paragraph that begins “All partial withdrawals reduce the standard Death Benefit . . . ,” if accurate, please add that systematic withdrawals to pay advisory fees will not “proportionately” reduce the Return of Premium Base, as they would reduce it on a dollar-for-dollar basis.

Response: The Company confirms that advisory fee withdrawals through the systematic withdrawal program do not reduce the Return of Premium Base, either proportionally or dollar-for-dollar. The Company has added disclosure clarifying the reductions to which the Death Benefit is subject.

DEFINITIONS

9.	For Dual Direction Cap, as well as any other definitions containing similar disclosure, please clarify whether the Trigger Level is guaranteed not to change for only the current Strategy Term or all future Strategy Terms.

Response: The prospectus has been revised accordingly.

10.	For Strategy Interim Value, please cross reference Appendix B when describing how Strategy Interim Values are calculated based on the valuation of derivative and fixed income instruments.

Response: The prospectus has been revised accordingly.

SUMMARY

11.	Under “What are the investment options during the Accumulation Period?”, at the end of the second paragraph, please reference readers to the later disclosure that not all strategies may continue to be offered and regarding guaranteed minimum rates.

Response: The prospectus has been revised accordingly.

STRATEGY CONTRACT VALUE

12.	In the paragraph describing how Strategy Interim Values shift risk to investors, please add disclosure tying that shifting of risk to the removal of amounts from Indexed Strategies prior to the end of the Strategy Term, and how the Company has to manage assets to support such early removals.

Response: The prospectus has been revised accordingly.

ACCESS TO YOUR MONEY DURING THE ACCUMULATION PERIOD

13.	Under “Partial Withdrawals,” please move the sentence “Partial withdrawals under the Contract are subject to significant risk,” and the associated cross reference, to the beginning of the subsection rather than locating it at the middle or end. Please make a corresponding change to the similar sentence included under “Surrenders”.

Response: The prospectus has been revised accordingly.

CONTRACT CHARGES

14.	Please revise the subsection “Market Value Adjustment” as necessary to avoid duplicative disclosure regarding maximum potential loss.

Response: The prospectus has been revised accordingly.

15.	In the same subsection, and elsewhere in the prospectus as appropriate, please delete or otherwise clarify references to minimum non-forfeiture amount, as it relates to maximum potential loss (i.e., “In extreme circumstances, it is possible to lose 100% of the amount withdrawn or annuitized from an Indexed Strategy due to an MVA, subject to the applicable minimum non-forfeiture amount .. . . .”). We note that the Indexed Strategies are not subject to standard non-forfeiture. Please also provide a supplemental explanation of the minimum non-forfeiture amount as it relates to the Indexed Strategies.

Response: The prospectus has been revised accordingly. The Company has removed references to “minimum non-forfeiture amount” in sections that do not provide context or explanation. The Company has also made clarifying revisions throughout the prospectus to further emphasize the risk of total loss associated with the Indexed Strategies.

For the staff’s reference, the One-Year Fixed Strategy is subject to the Standard Nonforfeiture Law for Individual Deferred Annuities (NAIC Model 805). The Indexed Strategies are not subject to the Standard Nonforfeiture Law for Individual Deferred Annuities, but are subject to other, contractual non-forfeiture provisions. The commented-upon disclosure was intended to acknowledge those provisions without understating the overall risk for investors.

In general, upon an initial allocation to the One-Year Fixed Strategy or an Indexed Strategy, the initial non-forfeiture amount would equal 87.5% of the amount allocated to the strategy, and would then be subject to change daily based on the applicable non-forfeiture rate. The non-forfeiture rate for the One-Year Fixed Strategy is the positive rate dictated by applicable state law. The contractual non-forfeiture rate for each Indexed Strategy is equal to the daily rate of return for the Indexed Strategy, positive or negative. Because the non-forfeiture rate for an Indexed Strategy fluctuates proportionately with the daily rate of return, the Indexed Strategy’s performance will not affect the maximum possible MVA. For example, if a Contract Owner allocated a $100,000 Premium Payment to an Indexed Strategy, the maximum MVA on the first day of the Strategy Term would be 12.5% (100% - 87.5%), for the purpose of this example, assuming withdrawal charges are zero. In other words, $87,500 would be protected from any negative MVA on that Valuation Day. If, on the next Valuation Day, the Strategy Contract Value were to decrease by 10% to $90,000 (or increase by 10% to $110,000), the maximum possible MVA would remain 12.5%, as the portion of Strategy Contract Value protected from any negative MVA would also decrease by 10% to $78,750 (or increase by 10% to $96,250).

However, these contractual non-forfeiture provisions do not guarantee preservation of any principal or earnings in an Indexed Strategy, and for that reason, the prospectus makes clear that the total loss for an Indexed Strategy could be 100%. Continuing the example above, if the Strategy Contract Value decreased by 100% (due to a Strategy Interim Value), the contractual non-forfeiture amount would be reduced by 100% to $0. Also, whereas the example above reflects a maximum MVA of 12.5%, the maximum MVA could be higher and could theoretically approach 100% in extreme circumstances. For example, assume a Contract Owner invested in the One-Year Fixed Strategy and accrued interest in excess of the minimum non-forfeiture rate, such that the maximum possible MVA increased from 12.5% to 50%. If the Contract Owner were to then transfer the One-Year Fixed Strategy Value to an Indexed Strategy, the non-forfeiture amount reflected in the One-Year Fixed Strategy Value would essentially carry over to the

Indexed Strategy, and the maximum MVA for the Indexed Strategy would likewise be 50%.

In light of the absence of any guarantees of principal or earnings, and the theoretical possibility that a negative MVA could approach 100%, the Company believes that the prospectus revisions clearly communicate the risk of total loss, while nonetheless communicating that a negative MVA may be limited by the Contract’s non-forfeiture provisions.

*      *      *

Thank you for conveying the Commission staff’s comments. The Company appreciates the Commission staff’s attention to this filing. Please let the undersigned know if you have any questions.

Kind Regards,

/s/ Sarah M. Patterson

Sarah M. Patterson

Managing Director, General Counsel for Individual Markets, and Assistant Secretary